

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 15, 2010

Donald W. Smith
Principal Executive Officer
Mitel Networks Corporation
350 Leggett Drive
Ottawa, Ontario
CANADA K2K 2W7

> **Re: Mitel Networks Corporation**
> **Form 20-F for the year ended April 30, 2009**
> **Filed October 14, 2009**
> **File No. 000-49984**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis…, page 28

Critical Accounting Policies, page 43

Goodwill, page 46

1. We note that goodwill represents 21% or more of your assets as of April 30, 2009. Due to significance of your goodwill balance and in light of the risk factors disclosed on pages 11 to 24 we expect robust and comprehensive disclosure both

in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

- Percentage by which fair value exceeded carrying value as of the most recent step-one test
- Amount of goodwill allocated to the unit
- Description of the methodology used to determine fair value
- Description of key assumptions used and how the key assumptions were determined
- Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

2.   You state that the goodwill at of April 30, 2009 is assigned to four geographic units. Then you state that market prices are not available for these individual reporting units. You also indicate in your segment footnote on page F-27 that your reportable segments are represented by four geographic areas. Based on these disclosures, it appears to us that you concluded that your reporting units are your reportable segments. Please tell us how you determined your reporting units under paragraph 30 of SFAS 142.

Stock Based compensation and Determination of fair market value of our common stock, page 47

3.   Expand the disclosure of stock-based compensation, to include a discussion of the significant factors, assumptions and methodologies used in determining the fair value of your common stock during fiscal year 2009 and the subsequent interim period.

Financial Statements

Note 11 – Net investment in sales-type leases, page 125

4.   We note that you regularly sell the net rental payments from sales-type leases to financial institutions. Quantify in MD&A or in the financial statements the gain or losses resulting from the sale of rental payments from leases.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Attorney-Adviser, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: By facsimile to (416) 360-2132
        Adam M. Givertz, Esq.
        Shearman & Sterling LLP